4C-112

Articles of Amendment
of Articles of Incorporation of
CyberStar Computer Corporation

I, Richard A. Pomije, the President of CyberStar Computer Corporation, a Minnesota corporation, do hereby certify that by resolutions adopted at a special meeting of shareholders of said corporation held on June 30, 1998, the following resolutions were adopted by the shareholders, pursuant to Minnesota Statutes, Chapter 302A:

RESOLVED, that Article VI of the Articles of Incorporation of this corporation shall be amended to read as follows:

Article VI

The aggregate number of shares that this corporation has the authority to issue is Twenty Million (20,000,000), with a par value of One Cent ($0.01) per share.

IN WITNESS WHEREOF, I have hereto set my hand this 30 day of June, 1998.

President

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
AUG 26 1998
Secretary of State

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